EXHIBIT 11

SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

First Quarter 2012	Income	Shares	Per Share
(in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income available to common shareholders	$18,093	54,659	$0.33

Effect of dilutive securities:
Stock compensation plans	-	946

Diluted EPS:
Net income available to common stockholders	$18,093	55,605	$0.33

First Quarter 2011	Income	Shares	Per Share
(in thousands, except per share amounts)	(Numerator)	(Denominator)	Amount
Basic EPS:
Net income available to common shareholders	$20,500	53,863	$0.38

Effect of dilutive securities:
Stock compensation plans	-	1,191

Diluted EPS:
Net income available to common stockholders	$20,500	55,054	$0.37